Exhibit 12.1

Pepco Holdings, Inc.

		For the Year Ended December 31,
	Six Months Ended June 30, 2011	2010	2009	2008	2007	2006
	(millions of dollars)
Income from continuing operations before extraordinary item (a)	$158	$140	$221	$187	$254	$205

Income tax expense (b)	88	11	104	90	141	133

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	131	315	348	311	315	307
Other interest	11	22	23	24	25	19
Preferred dividend requirements of subsidiaries	—	—	—	—	—	1

Total fixed charges	142	337	371	335	340	327

Non-utility capitalized interest	—	—	—	(1)	—	(1)

Income before extraordinary item, income tax expense, fixed charges and non-utility capitalized interest	$388	$488	$696	$611	$735	$664

Total fixed charges, shown above	142	337	371	335	340	327
Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	—	—	1

Fixed charges for ratio computation	$142	$337	$371	$335	$340	$328

Ratio of earnings to fixed charges and preferred dividends	2.73	1.45	1.88	1.82	2.16	2.02

(a)	Excludes income/losses from equity investments.
(b)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.